Exhibit for Item 77D – Policies with Respect to Security Investments

The principal investment strategies for Fidelity Strategic Real Return Fund have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser defines real return as total return reduced by the expected impact of inflation. In seeking real return, the Adviser expects to allocate the fund's assets among four general investment categories: inflation-protected debt securities, floating rate loans, commodity-linked  ~~notes~~  derivative instruments and related investments, and REITs and other real estate related investments.

The fund's neutral mix, or the benchmark for its combination of investments in each category over time, is approximately 30% inflation-protected debt securities, 25% floating rate loans, 25% commodity-linked derivative instruments and related investments, and 20% REITs and other real estate related investments. The Adviser regularly reviews the fund's allocation and makes changes gradually over time to favor investments that it believes provide the most favorable outlook for achieving the fund's objective. By allocating investments across different types of securities, the Adviser attempts to moderate the significant risks of each category through diversification. For purposes of these allocations, the Adviser will include the fund's investments in master limited partnerships (MLPs) in the commodity-linked derivative instruments and related investments category.

The floating rate loan category includes floating rate loans, many of which are lower quality, and other floating rate securities such as money market securities, repurchase agreements, and shares of money market and short-term bond funds. The inflation-protected debt category includes U.S. dollar-denominated inflation-protected debt securities such as those issued by the U.S. Treasury, inflation-protected debt securities issued by other U.S. Government agencies and instrumentalities and other entities such as corporations and foreign governments, mortgage and other debt securities, swaps, and futures. The commodity-linked derivative instruments and related investments category includes commodity-linked notes ~~and~~  , other commodity-linked derivative instruments, such as commodity futures and swaps, and commodity-related equity securities that seek to  ~~track all or part of~~  outperform the performance of an index chosen by the Adviser to represent the commodities market, as well as short-term investment-grade debt securities. As of September 30,  ~~2015~~  2016 , the Adviser was using the Bloomberg Commodity Index Total Return℠ to represent the commodities market. The REIT and other real estate related investments category includes common and preferred stocks of REITs that either own properties or make construction or mortgage loans, mortgage securities, and other debt and equity securities of real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry.